Exhibit 4.16

MEMORANDUM OF AGREEMENT
Norwegian Shipbrokers' Association's Memorandum of Agreement for sale and purchase of ships.  Adopted by the Baltic and International Maritime Council (BIMCO) in 1956.
Code-name
SALEFORM 1993
Revised 1966, 1983 and 1986/87.

Dated: 19th December 2011

Messrs Reederei Santa Containerschiffe GmbH & Co. KG, having their registered address at Lutterstraße 17, 33617 Bielefeld, Germany hereinafter called the Sellers, have agreed to sell, and
Messrs Utirik Shipping Company Inc., having their registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, whose performance is to be guaranteed by Diana Containerships Inc., having their registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960
hereinafter called the Buyers, have agreed to buy

Name: M.V. Cap San Raphael

Classification Society/Class:  Germanischer Lloyd + 100A5E, with freeboard 3.101m
1W SOLAS-II-2, Reg. 19 C2P61 "Container Ship" + MC E AUT

Built:  2002                                                By:  Samsung Heavy Industries, Koje-City, Kyungnam/South Korea

Flag: Liberia                                                      Place of Registration:  Monrovia

Call Sign:  ELZA8                                    ~~Grt/Nrt:~~ GT / NT: 40085 / 24319

~~Register~~ IMO Number: 9227285

hereinafter called the Vessel, on the following terms and conditions:

Definitions

"Banking days" are days on which banks are open in New York, Piraeus, London and Hamburg (Saturday, Sunday and holidays excepted). ~~both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.~~

"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modem form of written communication.

"Classification Society" or "Class" means the Society referred to in line 4.

1.           Purchase Price USD 33,000,000.00
(in words: United States Dollars thirtythree million) cash
2.           Deposit

As security for the correct fulfillment of this Agreement the Buyers shall pay a deposit of 10% (ten per cent) of the Purchase Price within 3 (three)                  banking days from the date of this Agreement and the time charter-party on the BOXTIME 2004 Form has been signed by e-mail or fax by both parties whichever is later. This deposit shall be placed with Deutsche Schiffsbank AG, Domtstraße 18, 20095 Hamburg; PIC: Uwe Loeding; telephone: +49 40 37699-621; telefax: +49 40 37699-188; e-mail: uwe.loeding@schiffsbank.com; Account No. to be advised, and held by them in a joint interest bearing account for the joint benefit of the Sellers and the Buyers, to be released in accordance with joint written instructions of the Sellers and the Buyers. Interest, if any, to be credited to the Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the Buyers.

3.           Payment

The 90 percent balance of the said Purchase Price together with luboil money shall be paid against exchange of agreed delivery documentation via a conditional payment under the name of the Buyers at Sellers' Bank prior to the anticipated delivery in full free of bank charges to Deutsche Schiffsbank AG, Domstraße 18, 20095 Hamburg, Account No. to be advised on delivery of the Vessel, but not later than 3 (three) banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with Clause 5. The sum of the full purchase price (i.e. including the deposit) has to be released to the Sellers upon presentation of a signed copy of the Protocol of Delivery.

4.           Inspections

a)*	The Buyers have inspected and accepted the Vessel's classification records. The Buyers have also inspected the Vessel at/in Santos, Brazil on 11th December 2011
and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.

~~b)*~~	~~The Buyers shall have the right to inspect the Vessel's classification records and declare whether same are accepted or not within~~

~~The Seller shall provide for inspection of the Vessel at/in~~

~~The Buyers shall undertake the inspection without undue delay to the Vessel.  Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.  The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.  During the inspection, the Vessel's deck and engine log books shall be made available for examination by the Buyers.  If the Vessel is accepted after such inspection, the sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided the Sellers receive written notice of acceptance from the Buyers within 72 hours after completion of such inspection.~~
~~Should notice of acceptance of the Vessel's classification records and of the Vessel not be received by the Sellers as aforesaid, the deposit together with interest earned shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~

*	4 a) and 4b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4a) to apply.

5.           Notices, time and place of delivery

a)	The Sellers shall keep the Buyers well informed of the Vessel's itinerary and the expected date of delivery and shall provide the Buyers with 25, 21, 14, 7, 5 and 3 days approximate and 1 day definite notice of the date and place of ~~estimated time of arrival at the~~
~~intended place of drydocking/underwater inspection/~~ delivery. Days to exclude holidays in Germany, Greece, USA, and England. When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

b)	The Vessel shall be delivered and taken over always safely afloat, free of strikes, free of stowaways alongside ~~at~~ a safe ~~and accessible~~ berth ~~or~~
~~anchorage~~ at ~~/in~~ a place within the trading area between East Coast South America and East Coast North America at a port to be mutually agreed, convenient for a smooth delivery for both parties.

~~in-the-Sellers' option.~~

Expected time of delivery: a date between 5th January 2012 and 29th February 2012 in Sellers' option

Date of cancelling (see Clauses 5c), 6 b) (iii) and 14): 29th February 2012 in Buyers' option.

c)
If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 7 (seven) running days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 7 (seven) running days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in line 61.

If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5 c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.

d)
Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6.           Drydocking/Divers Inspection

~~a)**~~
~~The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules.  If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good at the Seller's expense to the satisfaction of the Classification Society without condition/recommendation*.~~

b)**
(i) The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. The Sellers shall at their cost make the Vessel available for such inspection. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. The underwater inspection is to be carried out at the port of delivery. In the event that the Sellers know that ~~If the conditions at~~ the port of delivery has poor water visibility, then the diver's inspection shall take place earlier at a port where visibility is suitable , and then ~~are unsuitable for such inspection,~~ the

Sellers will give the Buyers a letter confirming that the Vessel has not touched bottom since the time of the last underwater inspection. ~~shall make the Vessel available at a suitable alternative place near to the delivery~~
~~port~~

(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class and cause Class to give the vessel a recommendation or condition but does not require the damage to be repaired until next scheduled drydocking, then Sellers shall compensate Buyers by cash settlement Buyers and Sellers shall each obtain a quotation for the repair cost from an Asian Shipyard (excluding the cost of the drydocking) and the average of the two quotations shall be deducted from the purchase price at the time of delivery. ~~unless~~
~~repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules.  If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society without condition/recommendation*.  In such event the Sellers are to pay also for the cost of the underwater inspection and the Classification Society's attendance.~~

(iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable dry-docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5 b) which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in Clause 5 b) shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of 14 running days.

c)           if the Vessel is drydocked pursuant to Clause 6 a) or 6 b) above

(i)           the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society's rules for tailshaft survey and consistent with the current stage of the Vessel's survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel's class, those parts shall be renewed or made good at the Sellers' expense to the satisfaction of the Classification Society without condition/recommendation*.

(ii)           the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carded out, in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the Vessel's class*.

(iii)           the expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society's fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers shall pay the aforesaid expenses, dues and fees.

(iv)           the Buyers' representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.

(v)           the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk and expense without interfering with the Sellers' or the Classification surveyor's work, if any, and without affecting the Vessel's timely delivery. If, however, the Buyers' work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers' work shall be for the Buyers' risk and expense. In the event that the Buyers' work requires such additional time, the Sellers may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether the Vessel is in drydock or not and irrespective of Clause 5 b).

*	Notes, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

**	6 a) and 6 b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 a) to apply.

7.           Spares/bunkers, etc.

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore and on order without any extra cost to Buyers. All spare parts and spare equipment ~~including~~
~~spare tail end shaft(s) and/or spare~~
~~propeller(s)/propeller blade(s), if any,~~ belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers' property~~, but spares on order are to be excluded~~.  Forwarding charges, if any, shall be for the Buyers' account. The Sellers are not required to replace spare parts ~~including spare tail end shaft(s) and spare propeller(s)/propeller blade(s)~~ which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. The radio installation and navigational equipment and GMDSS equipment shall be included in the sale without extra payment if they are the property of the Sellers. All broached/unbroached ~~Unused~~ stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment. Included in the sale at no extra cost to Buyers shall be all lashing material onboard as required by the present charterers and the vessel's securing manual, which to be verified by joint survey between the Buyers and the Sellers. The computer loading program to remain onboard free of cost for the Buyers and a copy to be sent to Buyers' office.

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Sellers' flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers' vessel(s), shall be excluded without compensation. Captain's, Officers' and Crew's personal belongings including the slop chest are to be excluded from the sale.~~; as well as the following additional items (including items on hire):~~

The Buyers shall take over the remaining bunkers and unused lubricating oils in designated storage tanks and/or sealed drums and pay Sellers' ~~the current~~ net ~~market~~ price substantiated by invoices (excluding barging expenses) ~~at the port and date~~
~~of delivery of the Vessel.~~  Quantities to be jointly surveyed and agreed at least 48 hours prior to delivery. The agreement of the quantities has to consider an agreed allowance for consumption upon physical delivery. Relative invoices to be forwarded to Buyers not later than 10 (ten) banking days prior delivery.
Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price. For the avoidance of doubt, during handover the bunkers remaining on board are to remain the property of the Sellers as time-charterers and, although bunkers will be measured and agreed by the respective representatives of the Sellers and the Buyers at the time of delivery, there will be no payment for bunkers on delivery, with the Buyers to buy same upon redelivery from time charter.

8.           Documentation

The place of closing: Hamburg at Sellers' office.

In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents , namely:

a)	Legal Bill of Sale in a form recordable in the Republic of the Marshall Islands (the country in which the Buyers are to register the Vessel), warranting that the Vessel is free from all encumbrances, mortgages and maritime liens or any other debts or claims whatsoever, duly notarially attested and legalized by the consul of such country or other competent authority.

b)           Current Certificate of Ownership issued by the competent authorities of the flag state of the Vessel.

c)           Confirmation of Class issued within 72 hours prior to delivery.

d)	Current Certificate issued by the competent authorities stating that the Vessel is free from registered encumbrances.

e)
Certificate of Deletion of the Vessel from the Vessel's registry or other official evidence of deletion appropriate to the Vessel's registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately, a written undertaking by the Sellers to effect deletion from the Vessel's registry forthwith and furnish a Certificate or other official evidence of deletion to the Buyers promptly and latest within 4 (four) weeks after the Purchase Price has been paid and the Vessel has been delivered.

f)
Any such additional documents as may reasonably be required by the competent authorities for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement.

g) Extract from the public commercial registry of the Sellers and their limited partner accompanied with a free English translation thereof by a reputable law firm from Germany to their accuracy and validity.

h) Commercial Invoice for the Vessel and the oils;

i) Letter of Undertaking from the Sellers stating that to the best of their knowledge the Vessel is not blacklisted by any state, nation, organisation or governmental body.

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

Drafts of such delivery documents to be e-mailed to Buyers' lawyers at least 10 (ten) banking days prior to the expected delivery date.

At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers' possession shall be promptly forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel's log books but the Buyers to have the right to take copies of same.

Sellers to hand to Buyers' representatives at the time of delivery all manuals relative to main engine/auxiliaries and all other existing manuals/instruction books on board the Vessel and to send as soon as possible thereafter all other manuals and plans relating to the Vessel in Sellers' possession. Buyers can make copies of engine and deck logbooks.

Documents to be provided by the Buyers:

1. Buyers' Shareholders' and Directors' resolutions approving the purchase of the Vessel and the MoA and appointing relevant attorneys to attend the closing meeting and the physical delivery of the Vessel and to sign all relevant documentation (including but not limited to the MoA, the Protocol of Delivery and Acceptance, the deposit release letter, etc.), duly apostilled by the Republic of the Marshall Islands authorities.

2. Power of Attorney empowering the relevant attorneys to attend the closing meeting and the physical delivery of the Vessel and to sign all relevant documentation (including but not limited to the MoA, the Protocol of Delivery and Acceptance, the deposit release letter, etc.), duly apostilled by the Republic of the Marshall Islands authorities.

3. Copy of Buyer's Certificate  of Incorporation;

4. Buyer's Certificate of Good Standing issued by the Marshall Islands authorities stating that the company is in goodstanding.

5. Copies of Buyer's Articles ofAssociation/By-laws;

6. Buyer's Certificate of Incumbency issued by the Marshall Islands authorities.

9.           Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all ~~charters,~~ encumbrances, mortgages and maritime liens or any other debts or claims whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.   Sellers guarantee that to the best of their knowledge the Vessel is not blacklisted by any state, nation, organisation or governmental body.

10.           Taxes, etc,

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers' flag shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11.           Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over in substantially the same condition as she was at the time of inspection, fair wear and tear excepted.

However, the Vessel shall be delivered with her present class maintained without condition/recommendation*, free of average damage affecting the Vessel's class, and with all her continuous survey cycles to be up to date 6 months after time of delivery. All her classification and trading certificates, national and international, as required under her present flag, to be clean ~~and national certificates, as-well as all other certificates the Vessel had at the time of inspection~~, valid and unextended for a minimum of 6 (six) months at the time of delivery and in particular in full compliance with current IMO/MARPOL/SOLAS/USCG regulations ~~without condition/recommendation by Class or the relevant authorities at the time of delivery~~.

 "Inspection" in this Clause 11, shall mean the Buyers' inspection according to Clause 4 a) or 4 b), if applicable, or the Buyers' inspection prior to the signing of this Agreement. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

*	Notes, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12.           Name/markings

~~Upon delivery~~.  After the end of the Time-Charterparty as per Clause 17 below, the Buyers undertake to change the name of the Vessel and alter funnel markings.

13.           Buyers` default

Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.
Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14.           Sellers' default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5 a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 (three) banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.

Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15.           Buyers' representatives

After this Agreement has been signed by both parties and the deposit has been lodged, the Buyers have the right to place 3 (three) ~~two~~  representatives on board the Vessel at their sole risk and expense ~~upon~~ up to and including the time of delivery.

~~arrival-at                      on or about~~
These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers' representatives shall sign the Sellers' usual P & I letter of indemnity prior to their embarkation.

16.           Arbitration

a)*
This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 ~~Acts 1950 and 1979~~ or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party.  On the receipt by one party of the nomination in writing of the other party's arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final.

~~b)*~~
~~This Agreement—shall be governed by and construed in accordance with Title 9 of the United States Code and the Law of the State of New York and should any dispute arise out of this Agreement, the matter in dispute shall be referred to three persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for purpose of enforcing any award, this Agreement may be made a rule of the Court.~~

~~The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc. New York.~~

~~c)*~~	~~Any dispute arising out of this Agreement shall be referred to arbitration at ,subject to the procedures applicable there. The laws of shall govern this Agreement~~.

16 a), 16b) and 16 c) are alternatives; delete whichever is not applicable.  In the absence of deletions, alternative 16 a) to apply.

Clause 17 - Charter:

The sale is to include the Time Charter Agreement on BOXTIME 2004 form between Sellers and Buyers from the time of delivery to Buyers for a minimum of 36 (thirty-six) months with +/- 45 days molchopt at US$22,750.00 per day net for the first 12 months, US$22,850.00 per day net for the second 12 months, US$23,250.00 per day net for the third 12 months. (c/p terms to be agreed)

Time-Charterers: "Reederei Santa Containerschiffe GmbH & Co. KG". Messrs Dr August Oetker KG to provide Buyers with a 'Letter of Guarantee' which will guarantee the performance of the Time-Charterer.

It is understood that no novation agreement to the charterparty will be signed, as Buyers will enter into a new charterparty with the Sellers/Time-Charterers based on an executed BOXTIME 2004.

Clause 18 - Confidentiality:

All negotiations are to be kept strictly private and confidential between the parties involved, subject however to any disclosure requirements of the U.S. SEC and NASDAQ.  Should however details of the sale become known or reported on the market, neither the Buyers nor the Sellers will have the right to withdraw from the sale or the right to fail to fulfill their obligations under this Agreement.

_________________________________ Utirik Shipping Company, Inc. THE BUYERS	_____________________________ Reederei Santa Containerschiffe GmbH & Co. KG THE SELLERS
________________________________ Diana Containerships Inc. as guarantor for the Buyers